551 Main Street

Johnstown, PA 15901

Toll Free: (800) 372-7368

Tel: (814) 361-3860

Fax: (814) 361-3861

www.eparent.com

September 22, 2005

Mr. David R. Humphrey

Branch Chief – Accountant

Securities and Exchange Commission

Washington, DC  20549-0305

RE:

EP Global Communications, Inc. (the “Company”)

Form 10-KSB/A for the Year Ended December 31, 2004

Form 10-QSB for the Quarterly Period Ended June 30, 2005

File Number 000-30797

Dear Mr. Humphrey,

EP Global Communications, Inc. (“Company”) has received a comment letter from the SEC under date of August 18, 2005.  As requested in such letter, the Company herewith provides responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses.

Form 10-KSB/A for the period ended December 31, 2004

General

1.

Please revise your Form 10-KSB/A to comply with rule 12(b)-15 of the Exchange Act, which requires the complete text of each item, as amended, to be set forth in an amended filing.

The Company will file an amended Form 10-KSB for the year ended December 31, 2004 on approximately September 22, 2005.

Item 6 – Management Discussion and Analysis

Liquidity, page 12

2.

In your next amendment, please expand your liquidity and going concern disclosures to discuss the consequences should you not be able to repay, refinance, or extend the debt that is coming due in the short term.

As has been discussed with Staff, the Company has not included such disclosures in its amended Form 10-KSB/A to be filed on approximately September 22, 2005.

Mr. David R. Humphrey, Securities and Exchange Commission, September 22, 2005     Page 2

The Company strongly believes that the requested disclosure pertains to a hypothetical situation that has not happened and that, in the Company’s judgement in the context of the financial statements at December 31, 2004, is unlikely to occur.

The Company sees inclusion of this disclosure at this juncture (eight and one-half months subsequent to the balance sheet date and five months subsequent to its first filing of its annual report on Form 10-KSB) as giving the appearance of a “back door” method of updating disclosures for subsequent events (ie., a deterioration of the Company’s ability to remain a going concern) that have not, in fact, occurred.

Plainly, in the Company’s judgement, readers of the amended Form 10-KSB would see the inclusion of such disclosure as serving only the purpose of laying groundwork for actions the Company was contemplating when, in fact, that is not actually the case.

Further, the Company has been successful in working with its vendors, creditors and investors to continue its operations on a reasonably sound footing.  The Company believes that inclusion of such disclosure at this time, and the inference it would carry, would result in these parties quickly becoming unwilling to continue to work with the Company as it continues forward.  In effect, inclusion of the disclosure would precipitate the very problem merely being described as a hypothetical contingency.

The Company is also sensitive to the real potential for harm to investors for the same reasons articulated above.  The Company believes that, should such disclosure be included in its Form 10-KSB, investors may make inappropriate conclusions relative to their decision to transact in the Company’s securities.

The Company also finds that its views on this matter are supported by authoritative pronouncements.  For reference, the following terms relate to loss contingencies - probable: the future event or events are likely to occur; reasonably possible: the chance of the future event or events occurring is more than remote but less than likely; remote: the chance of the future event or events occurring is slight. (FAS 5:  Accounting for Contingencies, Issued: March 1975, paragraph 3.)

In recognizing the problem of self-fulfilling prophecies, the Financial Accounting Standards Board (“FASB”) itself recognized that:

“…business or economic decision makers' predictions often affect their subjects… a prediction of failure can be self-fulfilling by restricting a company's access to credit….” (CON 2:  Qualitative Characteristics of Accounting Information, Issued:  May 1980, paragraph 55 – emphasis supplied.)

Mr. David R. Humphrey, Securities and Exchange Commission, September 22, 2005     Page 3

Also, an analogous situation was addressed in FAS 5 with respect to unasserted claims that are not likely of assertion:

“…With respect to unasserted claims and assessments, an enterprise must determine the degree of probability that a suit may be filed or a claim or assessment may be asserted and the possibility of an unfavorable outcome ... an enterprise may believe there is a possibility that it has infringed on another enterprise's patent rights, but the enterprise owning the patent rights has not indicated an intention to take any action and has not even indicated an awareness of the possible infringement.  In that case, a judgment must first be made as to whether the assertion of a claim is probable.  If the judgment is that assertion is not probable, no accrual or disclosure would be required. On the other hand, if the judgment is that assertion is probable, then a second judgment must be made as to the degree of probability of an unfavorable outcome.  If an unfavorable outcome is probable and the amount of loss can be reasonably estimated, accrual of a loss is required by paragraph 8. If an unfavorable outcome is probable but the amount of loss cannot be reasonably estimated, accrual would not be appropriate, but disclosure would be required by paragraph 10.  If an unfavorable outcome is reasonably possible but not probable, disclosure would be required by paragraph 10. (FAS 5:  Accounting for Contingencies, Issued: March 1975, paragraph 38, emphasis supplied.)

In summary, the Company believes, strongly, that disclosures surrounding hypothetical circumstances reasonably considered to be remote (and that the passage of time has largely rendered moot) and that could result in self-fulfilling prophecy are inappropriate, and has declined to include such disclosure in the amended Form 10-KSB.  Were it ever to be the case that the need for such disclosure became necessary, the Company would include such disclosure when it became reasonably possible the events, as described by Staff’s comment, could occur.

Item 7 – Financial Statements

Consolidated Statement of Operations, page F-5

3.

Please tell us what type of revenue is included in the “Other revenue” caption on your consolidated statements of operations.

The following table shows the comparative breakdown of revenues for calendar years 2004 and 2003, and will be included in the amended Form 10-KSB to be filed on approximately September 22, 2005:

Mr. David R. Humphrey, Securities and Exchange Commission, September 22, 2005     Page 4

Note 1 – Description of Business and Summary of Significant Accounting Policies

4.

We note your response to our prior comment #6.  In this regard, please tell us and revise your financial statement disclosures to define list rental revenue.  Additionally, you state that you recognize revenues “for the most part” in the period of billing.  Supplementally, tell us why you believe it is appropriate to recognize revenues at the time of billing.  Further, tell us whether there were any billings that took place prior to the use of the list rentals at December 31, 2004 and December 31, 2003 as well as the dollar amount for any such transactions.

List rental income for calendar year 2004 was $2,754.  (It was zero calendar year 2003.)

In view of the amount, and as discussed with Staff, the Company does not believe that the financial statement disclosures require amendment.

As to recognition of the revenue, the time of billing is proximate to the Company's performance of service and, inasmuch as the recognition practice is consistently followed, the Company believes the policy is appropriate.

The Company does not believe there were any significant billings that took place prior to the use of the list rentals at December 31, 2004 and December 31, 2003.

5.

Supplementally tell us how you classified list rental income on your consolidated statements of operations.

In view of the deminimus amount, list rental income, as other income was netted against other expenses.

Mr. David R. Humphrey, Securities and Exchange Commission, September 22, 2005     Page 5

In the amended Form 10-KSB to be filed on approximately September 22, 2005, the list rental income has been reclassified as other income.

10-QSB for the Quarterly Period Ended June 30, 2005

Item 1 – Financial Statements

Note 5 – Common Stock, page 16

6.

Tell us the consideration received for the issuance of the 2,000,000 shares held in escrow as security.  If no consideration was received, such shares may not be validly issued and, therefore, they could not serve as security for the $140,000 short-term note payable on demand to an individual.

As discussed with Staff, there was no consideration received for the issuance of these shares.

After further consideration, the Company believes these shares are better described as contingently issuable inasmuch as the terms of the note payable require the shares to be delivered to the holder of the note only in the event of a default in repayment.

The Company will amend the 10-QSB to reflect these shares as not issued and outstanding and change the description of the transactions in the notes to the financial statements accordingly,

*     *     *     *     *

In connection with this response to the matters enumerated above, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey, Securities and Exchange Commission, September 22, 2005     Page 5

*     *     *     *     *

Should there be any other questions or comments, please contact me.

Sincerely

Robert J. Salluzzo

Chief Operating Officer

C.

Mr. Juan Migone

Division of Corporate Finance

Via Facsimile Copy – 202 772 9202